EXHIBIT 12.1

EPL Intermediate, Inc.

Computation of Ratios of Earnings to Fixed Charges

	Fiscal Years
	(As restated) 2000	(As restated) 2001	(As restated) 2002	(As restated) 2003	2004
	(dollars in thousands)
Fixed Charges:
Interest expense	$10,715	$9,951	$8,099	$8,100	$18,025
Capitalized interest	58	—	45	57	95
Interest portion of rent expense	571	577	837	756	799

Total Fixed Charges	$11,344	$10,528	$8,981	$8,913	$18,919

Earnings:
Pretax income	$4,888	$8,385	$12,084	$12,302	$1,343
Add fixed charges	11,344	10,528	8,981	8,913	18,919
Subtract capitalized interest	(58)	—	(45)	(57)	(95)

Total Earnings	$16,174	$18,913	$21,020	$21,158	$20,167
Ratio of Earnings to Fixed Charges	1.4x	1.8x	2.3x	2.4x	1.1x